# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Boxabl Inc., CIK 0001816937
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5345 E. N. BELT ROAD, NORTH LAS VEGAS, Nevada (NV), 89115
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001996021

## Reporting persons
- Galiano Tiramani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 773,139,600; shared voting power 0; sole dispositive power 773,139,600; shared dispositive power 0; aggregate amount beneficially owned 773,139,600 (26% of the class)
  Comment: (1) Includes 5,000,000 shares of BOXABL Common Stock held directly, 397,800,000 shares of BOXABL Common Stock owned by the Galiano Tiramani 2020 Family Gift Trust, 362,205,800 shares of BOXABL Common Stock owned by the Shontor Asset Protection Trust Dated 8/23/2022, 2,500,000 shares of BOXABL Common Stock owned by the Dechomai Asset Trust. Galiano Tiramani holds voting and dispositive power over all of the included shares of BOXABL Common Stock.
  
  (2) Includes 5,633,800 Non-Qualified Stock Options owned by spouse that are fully vested, have an exercise price of $0.071 and expire October 4, 2031.

## Item 1. Issuer
Name of issuer: Boxabl Inc.
Address of issuer's principal executive offices: 5345 E. N. BELT ROAD, NORTH LAS VEGAS, NV, 89115

## Item 2. Person Filing
Name of person filing: Galiano Tiramani
Address of principal business office or, if none, residence:
c/o BOXABL Inc.

5345 E. N. Belt Road, North Las Vegas, NV 89115
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 773,139,600
Percent of class: 26%
Sole power to vote or to direct the vote: 773,139,600 (1)(2)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 773,139,600 (1)(2)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Galiano Tiramani: /s/ Galiano Tiramani, Galiano Tiramani (10/03/2025)